John Robertson
185 - 10751 Shellbridge Way
Richmond, B.C.
V6X 2W8

Commitment to Provide Financing to Teryl Resources Corp. as
Required for Ongoing Operations

In the event that Teryl Resources Corp., (the "Company"), is not able to obtain funds required for maintaining its ongoing operations from other sources, I, John Robertson, hereby agree and commit to provide, and or/ arrange for, any such funds for the Company, on either a loan, equity, or combination basis, on such terms as may be mutually agreeable, and which comply with any regulatory rules and regulations applicable to such transactions.

At this time, it appears that the ongoing capital requirements of the Company, in order to properly maintain its status as a publicly traded company are approximately C$100,000 per year.

I hereby state that I am capable of providing, and agree to provide and/or arrange for such funds for such period of time as required, until the Company is able to obtain adequate funding from other sources, and/or generate net earnings from revenues, which will sustain its ongoing operations.

Agreed to this 14th day of February, 2000.

/s/ John G. Robertson

John G. Robertson

Tel: (604) 278-5996	US: (800) 661-6465	Fax (604) 278-3409